[PERKINS COIE LLP LETTERHEAD]

March 24, 2009

VIA EDGAR and Overnight Delivery

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 7010

Re:	Eden Bioscience Corporation Preliminary Proxy Statement on Schedule 14A Amendment No. 1 Filed on February 17, 2009 File No.: 001-33510

Dear Ms. Long:

On behalf of Eden Bioscience Corporation (the “Eden”), we hereby inform you that Eden has filed today via EDGAR Amendment No. 2 (the “Second Amendment”) to the above-referenced amendment no. 1 to preliminary proxy statement on Schedule 14A filed by Eden on February 17, 2009 (the “First Amendment”). We will provide under separate cover three courtesy copies of the Second Amendment for your review, marked to show changes from the First Amendment.

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 4, 2009 (the “Comment Letter”) regarding the First Amendment. All page references are to the Second Amendment filed on the date hereof. For your convenience, the responses are numbered to correspond to the numbers of the comments (italicized) in the Comment Letter.

As previously noted in our response letter related to the First Amendment, Eden is currently in the process of finalizing its audit and preparing its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”). Accordingly, except with respect to the numbers set forth in the “Estimated Liquidating Distributions to Shareholders” table and related narrative beginning on page 41, Eden has not included December 31, 2008 financial information in the Second Amendment, but instead left such information blank. With respect to the December 31, 2008 financial information set forth in the “Estimated Liquidating Distributions to Shareholders” table, Eden advises the Staff that such numbers

Pamela A. Long
United States Securities and Exchange Commission
March 24, 2009

are unaudited and may be subject to change based on the audit process. Eden undertakes to include the audited December 31, 2008 financial information in the proxy statement after it has filed its Form 10-K and before mailing the definitive proxy statement to shareholders.

Summary Term Sheet, page 1

1.	We note your revised disclosure in response to comment one of our January 13, 2009 letter. As outlined in Section II.F.2.a of SEC Release 33-7760, the purpose of the summary term sheet is to provide the shareholders “with a concise, easy to read term sheet that highlights the most important and relevant information regarding an extraordinary transaction”. Please further revise your summary term sheet to condense the information being communicated to the shareholders.

Response: We have revised the summary term sheet as requested.

The Special Meeting, page 11
Voting Procedures, page 12
Proxies, Page 12

2.	We note your response to our prior comment 3, in particular your position on whether disclosure is required in the proxy card. Please be advised that the Commission’s guidance on this point is clear (see last sentence of Section N.17 of the Commission’s Manual of Publicly Available Telephone Interpretations). Disclosure regarding the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission must also be made on the proxy card. Please revise your disclosure accordingly.

Response: The requested disclosure has been added to the form of proxy card.

Background and Reasons for the Proposed Dissolution and Liquidation, page 29
Background, page 30

3.	We note your responses to our prior comments 10 and 11. Given Company A’s beneficial ownership in the company and the two beneficial owners listed on page 55 of the proxy statement, please disclose here the identity of Company A. Please also provide more detail about Company A’s business background and experience.

Response: The requested disclosure has been added on page 28.

Pamela A. Long
United States Securities and Exchange Commission
March 24, 2009

4.	We do not understand your statement in response to prior comment 13 that Stephens never rendered a report, opinion or appraisal to Eden. Please note that such report, opinion or appraisals can be oral. Your disclosure in the Background section, specifically pages 33 through 36, indicates that Stephens provided feedback and input on transactions with Companies A, B, and C as well as your dissolution. Please clarify the nature of Stephen’s feedback.

Response: The requested disclosure has been added on pages 29-30.

5.	On page 34 we note your revised disclosure in response to our prior comment 16. It appears from your disclosure that if financing had been available, a transaction with Company C would have been in the best interest of the company and its shareholders. If true, please so state in the filing.

Response: Because of the unavailability of adequate financing, Eden’s board of directors never reviewed definitive transaction terms. Without such a review, Eden’s board of directors did not make a determination as to whether a transaction with Company C would be in the best interests of Eden and its shareholders. Eden has included the foregoing disclosure on page 32.

6.	We note your response to our prior comment 17. However, please provide more information regarding your contact and consideration of the financial sponsors.

Response: The requested disclosure has been added on page 34.

Estimated Liquidating Distributions to Shareholders, page 44

7.	Based on your footnote (c) disclosure, you are estimating operating expenses based on a thirteen month and a ten month period. Please tell us how you determined the period of time for purposes of these estimations. Further, please clarify how the expenses listed in sub-clause (iv) are different from the operating expenses listed in sub-clause (iii) of this footnote.

Response: Based on current expectations and assuming shareholders approve the plan of complete liquidation and dissolution, Eden expects to have its dissolution effective by early June, or approximately five months after December 31, 2008. On the low range of net proceeds, Eden currently estimates that it will continue to incur normal operating expenses for approximately eight months from the effective date of its dissolution. On the high range of net proceeds, Eden currently estimates that it will continue to incur normal operating

Pamela A. Long
United States Securities and Exchange Commission
March 24, 2009

expenses for approximately five months from the effective date of its dissolution. Thereafter, Eden expects to incur lower operating expenses as noted in subclause (iv) of footnote (c) for the duration of its corporate existence under Washington law. The foregoing disclosure has been added in footnote (c) on page 42.

The requested disclosure clarifying how the expenses listed in sub-clause (iv) of footnote (c) are different from the operating expenses listed in sub-clause (iii) of footnote (c) has been added on page 42.

*    *    *

In connection with your request in the Comment Letter for certain acknowledgments relating to the proxy statement and the Staff comment process, please see the letter attached hereto as Exhibit A.

If you have any further comments or questions regarding this letter or the Second Amendment, please contact me at (206) 359-8264 or Faith Wilson at (206) 359-3237.

Sincerely,
/s/ Scott B. Tallman
Scott B. Tallman

cc: Nathaniel T. Brown, Eden Bioscience Corporation

EXHIBIT A

[Eden Bioscience Corporation Letterhead]

March 24, 2009

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 7010

Re:	Eden Bioscience Corporation Preliminary Proxy Statement on Schedule 14A Amendment No. 1 Filed on February 17, 2009 File No.: 001-33510

Dear Mrs. Long:

In connection with the responses by Eden Bioscience Corporation (“Eden”) to the comment letter dated March 4, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) relating to Eden’s February 17, 2009 filing of Amendment No. 1 to its preliminary proxy statement on Schedule 14A and its amendment thereto (collectively, the “Proxy Statement”), Eden hereby acknowledges that:

•	Eden is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	Eden may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Pamela A. Long
United States Securities and Exchange Commission
March 24, 2009

If you have any comments or questions regarding this letter, please contact me at (425) 806-7300.

Sincerely,

/s/ Nathaniel T. Brown
Nathaniel T. Brown
Chief Executive Officer,
Chief Financial Officer and Secretary

cc: Perkins Coie LLP